SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549


                                   ----------


                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2002      Commission File Number 33-46530


                                   ----------


                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                             4800 N. Scottsdale Rd.
                            Scottsdale, AZ 85251-7623
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS

FINANCIAL STATEMENTS AND EXHIBITS                                        PAGE(S)
---------------------------------                                        -------

     Financial Statements

          Independent Auditors' Report                                     1

          Statements of Net Assets Available for
            Benefits - December 31, 2002 and 2001                          2

          Statements of Changes in Net Assets Available for
            Benefits - for the Years Ended December 31, 2002
            and 2001                                                       3

          Notes to Financial Statements                                  4 - 6

          Supplemental Schedule                                            7

     Signatures                                                            8

     Exhibits                                                            9 - 10

Report of Independent Auditors

To the Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Scottsdale, Arizona


We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona
June 13, 2003

                       THE FINOVA GROUP INC. SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31,
                                                     --------------------------
ASSETS                                                    2002          2001
                                                     ------------  ------------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   Vanguard Windsor Fund                              $ 6,660,759   $ 9,415,426
   T. Rowe Price Equity Index Fund                      6,606,360     9,455,921
   T. Rowe Price Stable Value Common Trust Fund         5,573,263     5,933,844
   T. Rowe Price Growth & Income Fund                   4,395,022     6,579,879
   T. Rowe Price New America Growth Fund                3,302,795     5,027,778
   T. Rowe Price Small-CAP Value Fund                   3,121,759     3,387,907
   Vanguard Bond Index Fund                             2,046,931     2,072,648
   T. Rowe Price International Stock Fund               1,878,674     2,601,758
   T. Rowe Price Spectrum Income Fund                   1,804,373     1,724,612
   T. Rowe Price Prime Reserve Fund                     1,287,822     1,488,293
   T. Rowe Price International Bond Fund                  462,239       299,507

 Common Stock:
   The FINOVA Group Inc. Common Stock                     134,895       465,886

 Participant notes receivable                             937,073     1,125,016
                                                     ------------  ------------
     Total investments                                 38,211,965    49,578,475
                                                     ------------  ------------

CONTRIBUTIONS RECEIVABLE                                  115,321       123,218
                                                     ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 38,327,286  $ 49,701,693
                                                     ============  ============

                       See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                    Year ended December 31,
                                                 ----------------------------
ADDITIONS:                                           2002            2001
                                                 ------------    ------------
 Contributions:
  Employee                                       $  2,251,313    $  3,071,790
  Employer                                          1,370,239       2,086,768
                                                 ------------    ------------
     Total contributions                            3,621,552       5,158,588

 Rollover deposits                                      6,659          33,528

Dividends and interest income                         942,235       1,720,650
                                                 ------------    ------------

     Total additions                                4,570,446       6,912,736

DEDUCTIONS:
   Distributions to participants                    7,765,107      11,093,203
   Net depreciation (appreciation) in
     fair value of investments:
      Mutual Funds                                  7,855,157       2,984,684
      Common Stock                                    324,589        (351,917)
                                                 ------------    ------------
                                                    8,179,746       2,632,767
                                                 ------------    ------------

       Total deductions                            15,944,853      13,725,970
                                                 ------------    ------------

NET (DECREASE)                                    (11,374,407)     (6,813,234)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                               49,701,693      56,514,927
                                                 ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                   $ 38,327,286    $ 49,701,693
                                                 ============    ============

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.   DESCRIPTION OF THE PLAN

     The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA") by The Dial Corp ("Dial"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees are eligible to become a participant in the Plan as of the "entry date" coincident with or immediately following the date on which the employee begins employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. INVESTMENT PROGRAMS - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants into 11 mutual fund investment choices or FINOVA common stock. All dividends or income generated by the investments are generally reinvested according to the participant's investment elections. During 2003, the Administrative Committee decided to remove FINOVA's common stock as an investment option. This change is expected to be implemented in the latter half of 2003.

     c. PARTICIPANT NOTES RECEIVABLE - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants' current investment elections. During 2003, the Administrative
          Committee decided to prohibit new loans that have an amortization period greater than five years. This change is expected to be implemented in the latter half of 2003.

     d. CONTRIBUTIONS - Employees may elect Voluntary pre-tax wage contributions. These pre-tax contributions are contributed to the Plan by the Company and may range from 1% to 30% of taxable compensation (as defined) but not to exceed $11,000 in 2002 and 1% to 15% but not to exceed $10,500 in 2001 by an employee.

          Qualifying employees may also elect an additional contribution to the Plan account. Effective March 1, 2002, the Plan offered a new feature called "Catch Up" Contributions for participants age 50 and greater.

                       THE FINOVA GROUP INC. SAVINGS PLAN


          The Catch Up Contributions feature provides employees closer to retirement age an additional opportunity to contribute to their retirement savings above current federal or plan limits. The limit on Catch Up Contributions for 2002 was set at $1,000.

          Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions are based on employee pre-tax salary contributions to the Plan, up to a maximum of 100% of the first 6% of salary contribution. The matching contributions made to this Plan can be invested in any of the Plan's qualified investments, including FINOVA common stock.

          The Company's contributions are made at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     e. DISTRIBUTIONS - Distributions of Plan assets primarily occur from participant terminations from the Company, financial hardship, disability, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

     f. VESTING - Contributions to the Plan are 100% vested and nonforfeitable at all times.

     g. PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee contributions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     h. PLAN ADMINISTRATION - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company's option, the Company paid expenses of maintaining the Plan in 2002 and 2001.

     i. PLAN TERMINATION - While it has been the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

     b. INVESTMENT VALUE AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

                       THE FINOVA GROUP INC. SAVINGS PLAN


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

     d. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   TRANSACTIONS WITH PARTIES IN INTEREST

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

4.   FEDERAL INCOME TAX STATUS

     The Plan has received a determination letter, dated February 12, 2003, from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Plan amendments made subsequent to the IRS determination letter have been structured to, and are intended to, maintain the Plan's tax qualification status. The Plan
     Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

5.   OTHER MATTERS

     The FINOVA Group Inc. emerged from Chapter 11 reorganization on August 21, 2001. Since emerging from Chapter 11, the Company has incurred substantial operating losses and has a negative net worth as of December 31, 2002.
     These conditions raise substantial doubt about the Company's ability to continue as a going concern.

     Management does not believe that the effects of the reorganization and subsequent operating losses will have a material effect on the Plan's assets.

                       THE FINOVA GROUP INC. SAVINGS PLAN


                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2002

EMPLOYER IDENTIFICATION NUMBER: 86-0695381   PLAN NUMBER: 003
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

         Column B                                  Column C                              Column D         Column E
---------------------------------------------------------------------------------------------------------------------
                                       Description of Investment Including
Identity of Issue, Borrower,          Collateral, Rate of Interest, Maturity
  Lessor or Similar Party                  Date, Par or Maturity Value                     Cost         Current Value
---------------------------------------------------------------------------------------------------------------------
Vanguard Windsor Fund                  Common Stock Fund (555,063 shares)               $8,494,615       $ 6,660,759

T. Rowe Price Equity Index
 Fund *                                Common Stock Fund (279,103 shares)                8,100,418         6,606,360

T. Rowe Price Stable Value
 Common Trust Fund *                   GIC Fund  (5,573,263 shares)                      5,573,263         5,573,263

T. Rowe Price Growth & Income
 Fund *                                Common Stock Fund (256,869 shares)                5,912,747         4,395,022

T. Rowe Price New America
 Growth Fund *                         Common Stock Fund (149,719 shares)                5,697,346         3,302,795

T. Rowe Price Small-CAP Value
 Fund *                                Common Stock Fund (142,286 shares)                2,993,346         3,121,759

Vanguard Bond Index Fund               Bond Fund (197,200 shares)                        1,972,140         2,046,931

T. Rowe Price International
 Stock Fund *                          Common Stock Fund (211,562 shares)                2,913,387         1,878,674

T. Rowe Price Spectrum
 Income Fund *                         Bond Fund (167,693 shares)                        1,834,024         1,804,373

T. Rowe Price Prime Reserve
 Fund *                                Money Market Fund (1,287,822 shares)              1,287,823         1,287,822

T. Rowe Price International
 Bond Fund *                           Bond Fund (49,757 shares)                           438,947           462,239

The FINOVA Group Inc.
 Common Stock *                        Common Stock (843,091 shares)                     7,780,193           134,895

Participant Notes Receivable *         Participant Loans (rate of interest
                                       6.45% to 10.5%), maturing in 2003 to 2023                --           937,073
                                                                                                         -----------

                                                                                                         $38,211,965
                                                                                                         ===========

*    Party-in-interest

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE FINOVA GROUP INC. SAVINGS PLAN


Dated: June 20, 2003                    Signature: /s/ Peggy A. Taylor
                                                   -----------------------------
                                                   Peggy A. Taylor
                                                   Senior Vice President - Human
                                                   Resources


Dated: June 20, 2003                    Signature: /s/ Stuart A. Tashlik
                                                   -----------------------------
                                                   Stuart A. Tashlik
                                                   Senior Vice President - Chief
                                                   Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX

                                                                     Page No. in
                                                                    Sequentially
                                                                      Numbered
                                                                     Form 11-K
 No.                           Title                                   Report
 ---                           -----                                   ------
23.1           Independent Auditors' Consent of Ernst & Young LLP        10